May 21, 2009

Mr. Todd Schiffman

Assistant Director

Financial Services Group

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Discover Financial Services Form 10-K for the fiscal year ended November 30, 2008 File No. 001-33378

Dear Mr. Schiffman:

Discover Financial Services (the “Company”) is pleased to respond to your letter, dated May 7, 2009, to Mr. David W. Nelms. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K for the period ended November 30, 2008

Item 8.	Financial Statements and Supplementary Data

Note 22. Litigation, page 132

1.	We note your response to prior comment 9. You state that you recorded the one-time payment from MasterCard of $852 million as other income. Please tell us how you considered your contractual obligation to remit a portion of the funds to Morgan Stanley when determining how to account for the settlement. Please tell us all of the accounting literature you considered in making your determination, identifying the guidance on which you placed the most reliance.

The Special Dividend

In determining how to account for the settlement of its litigation with Visa and MasterCard, the Company considered that its potential obligation to remit a portion of the settlement funds to Morgan Stanley arises from a special dividend that the Company’s board of directors declared and distributed to Morgan Stanley, its sole shareholder, on June 19, 2007, just prior to the Company’s spin-off from Morgan Stanley on June 30, 2007. The special dividend consisted of the right to receive from the Company a portion of the proceeds of any future resolution of the litigation against Visa and MasterCard, subject to the terms agreed upon by the Company and Morgan Stanley regarding the manner in which the litigation was to be pursued and resolved and how proceeds of the litigation were to be shared, as referenced in our letter to the Staff dated April 1, 2009.

The special dividend was made in accordance with authority granted to the Company’s board under the Company’s then current by-laws and constituted a dividend in accordance with the General Corporation Law of the State of Delaware (“DGCL”). The special dividend, as a potential right to receive from the Company future payments, is analogous to a dividend of a note or other obligation of a corporation as contemplated under Section 170(a) of the DGCL, and the settlement of any obligation created by the special dividend through the payment of cash is equivalent to payments made in respect of a note or other obligation.

The Company executed an agreement to settle the lawsuit with Visa and MasterCard on October 27, 2008. Therefore, the special dividend was declared and distributed before the litigation was settled and thus before an amount of any settlement proceeds was known. Because the amount of proceeds was not determinable at the time the special dividend was declared and distributed, any potential amount payable in respect of the dividend could not be estimated at that time.

Further, any potential payment due to Morgan Stanley is subject to the terms and conditions of the special dividend, which gave the Company sole control over the investigation, prosecution and resolution of the lawsuit. The matter is now the subject of litigation between the parties, as referenced in our letter to the Staff dated April 1, 2009. The Company has notified Morgan Stanley that it breached the terms and conditions of the special dividend in that it interfered with the Company’s efforts to resolve its lawsuit against Visa and MasterCard.

Accounting Treatment

From an accounting perspective, because the amount of any payment in respect of the special dividend was dependent in part upon receiving a settlement or judgment from the lawsuit with Visa and MasterCard and upon Morgan Stanley abiding by the terms and conditions of the special dividend, the declaration and distribution of the special dividend did not immediately result in an accounting entry by the Company. The accounting recognition by the Company of the special dividend was established with the receipt of settlement proceeds as described further below.

Revenue Recognition

In determining the appropriate accounting for the settlement, we relied on the gain contingency guidance in FASB Statement No. 5, Accounting for Contingencies (“SFAS 5”) and the general principles of revenue recognition in SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). Consistent with the guidance in SFAS 5 for gain contingencies, income from the settlement was not recognized until it was realized. Given the inherent uncertainty around litigation settlements, we could not conclude that collectibility of the proceeds was reasonably assured until the amount was actually received. As a result, we concluded that the collectibility criterion of SAB 104 would not be met until the proceeds were actually received. Under the settlement agreement with Visa and MasterCard, MasterCard agreed to pay the Company a lump sum in the amount of $862.5 million, which the Company received in the fourth quarter of 2008. Upon receipt, this sum was recognized in other income.

Dividend Payable

Once the settlement proceeds were received from MasterCard, the amount of any potential payment to Morgan Stanley in respect of the special dividend could be measured. The dividend payable amount associated with the MasterCard settlement was computed based on the formula defined in the terms of the special dividend. Pursuant to those terms, all payments by the Company to Morgan Stanley are required to be net of taxes payable by the Company with respect to such proceeds, as the Company bears the obligation to pay the tax on the entire settlement.

The receipt of settlement proceeds and any obligation to distribute monies to Morgan Stanley in respect of the special dividend are separately recognizable transactions. Although the receipt of settlement proceeds triggered the measurement of the potential obligation under the special dividend, any obligation to make a payment to Morgan Stanley does not impact the accounting for the settlement income itself. We base that conclusion on two factors. First, the Company’s potential obligation to Morgan Stanley is for the resolution of a previously declared and distributed dividend, subject to the terms and conditions of the dividend, rather than some form of net settlement arrangement. Second, the settlement proceeds are fully recognizable by the Company as Morgan Stanley was not a party to the lawsuit.

In concluding that any potential amount to be paid to Morgan Stanley should be accounted for as a dividend payable, we first relied on the fact that the declaration and distribution of the special dividend constituted a dividend for legal purposes as described above. We concluded that the special dividend should be accounted for as a dividend as described in paragraphs 66-68 of FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”) because the dividend established a transfer of assets between the Company and Morgan Stanley as the Company’s sole shareholder by means of a board-declared dividend. We further relied on paragraph 69 of CON 6, which states that a dividend declared but unpaid is a recognizable liability and that equity is reduced by the incurrence of the liability to owners – the declaration of the dividend – not by its settlement. Based on this guidance, the declaration gave rise to a contingent liability to make payments in respect of a dividend once the amount was known and the ultimate payment pursuant to such dividend should therefore be recognized in the same manner as any other dividend payment.

In evaluating the measurement and presentation of the settlement proceeds, specifically with respect to consideration of whether the amount to be paid to Morgan Stanley should be netted against the settlement income, we considered EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”). We considered the concepts discussed in EITF 99-19, particularly a) whether the Company was effectively a principal or an agent in the lawsuit and in the settlement transaction, and b) whether the Company was exposed to risks and rewards as a principal or whether it was entitled only to fixed consideration in the transaction like an agent. The following factors were considered relevant to the conclusion that, consistent with the guidance in EITF 99-19, net reporting of the settlement proceeds would be inappropriate:

Principal versus agent in lawsuit and settlement. The following factors support that the Company was a principal as opposed to an agent in the lawsuit and settlement with Visa and MasterCard, leading the Company to conclude that net reporting of the settlement proceeds would be inappropriate under EITF 99-19:

•

The Company has all right, title and interest in the settlement proceeds under the terms of the settlement agreement between the Company and Visa and MasterCard. Morgan Stanley was not a party to the lawsuit or the settlement which gave rise to the $862.5 million payment from MasterCard;

•	The terms and conditions of the special dividend provided for the Company to have sole control over the prosecution and settlement of the litigation;

•

Neither the settlement agreement with Visa and MasterCard nor the terms of the special dividend provided for payment of settlement proceeds directly to Morgan Stanley or for any form of netting arrangement involving the settlement proceeds and the special dividend; and

•

Payments to Morgan Stanley of amounts in respect of the special dividend are subject to the terms and conditions of the special dividend. As noted above, the Company has notified Morgan Stanley that it breached the terms and conditions of the special dividend. The existence of conditions under which Morgan Stanley may not be entitled to receive a settlement payment under the terms and conditions of the special dividend further demonstrates that the Company is a principal rather than an agent in this transaction and this cannot be viewed as simply a pass-through arrangement between the two companies.

Risks and rewards as a principal. The following factors support that the Company had the risks and rewards as a principal, leading the Company to conclude that net reporting of the settlement proceeds would be inappropriate under EITF 99-19:

•	Morgan Stanley was only entitled to a potential payment in respect of the special dividend of a portion of the settlement proceeds and such portion is subject to a predefined cap;

•	The Company is responsible for the payment of applicable income taxes on the gross amount of settlement proceeds; and

•	The substantial legal costs incurred in pursuing the case, both before the spin-off and subsequent to it, were borne by the Company.

Based on these facts, the Company reported the settlement income at its gross amount in the Company’s income statement. In consideration of the other factors cited herein, the Company recorded the accrual for a potential payment in respect of the special dividend as a dividend payable and a reduction of stockholders’ equity, reflecting that the potential payment would be the fulfillment of a dividend previously declared and distributed to Morgan Stanley when it was the Company’s sole shareholder.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/s/ ROY A. GUTHRIE
Roy A. Guthrie
Executive Vice President and
Chief Financial Officer

cc:	Mr. Michael R. Clampitt, Securities and Exchange Commission
Ms. Brittany Ebbert, Securities and Exchange Commission
Mr. Michael Volley, Securities and Exchange Commission
Mr. John S. England, Deloitte & Touche LLP

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